Exhibit 4.3

AMENDMENT NO. 1
TO
CMC MATERIALS, INC.
2021 OMNIBUS INCENTIVE PLAN

July 6, 2022

WHEREAS, Entegris, Inc., a Delaware corporation (“Entegris”), entered into an Agreement and Plan of Merger, dated as of December 14, 2021 (together with all schedules and exhibits thereto, the “Merger Agreement”), by and among CMC Materials, Inc., a Delaware corporation (the “Company”), Entegris, and Yosemite Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Entegris (“Merger Sub”), pursuant to which, on July 6, 2022, (i) Merger Sub merged with and into the Company (the “Merger”) (the time the Merger became effective, the “Effective Time”), (ii) by virtue of the Merger, at the Effective Time, the separate existence of Merger Sub ceased and the Company continued as the surviving corporation in the Merger (the “Surviving Corporation”), and (iii) each share of Company Common Stock (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time was converted into the right to receive $133.00 in cash, without interest, and 0.4506 of a share of Entegris common stock (such awards, the “Converted Awards”);

WHEREAS, the Board of Directors of the Entegris (the “Board”) approved the assumption and sponsorship of the CMC Materials, Inc. 2021 Omnibus Incentive Plan (the “Assumed CMC Plan”) effective as of the Effective Time; and

WHEREAS, Section 2(c) of the Assumed CMC Plan generally provides that the Board may amend the Assumed CMC Plan subject to the terms and conditions therein.

 NOW, THEREFORE, effective as of the Effective Time, the Entegris hereby amends the Assumed CMC Plan as follows (this “Amendment”):

1.
Section 1 (“Purpose”) is hereby amended to include a new Section 1(a) (“Merger and Assumption of the Plan”) as follows:

(a) Merger and Assumption of the Plan.  Entegris, Inc., a Delaware corporation (“Entegris”), assumed the Plan effective as of July 6, 2022 and in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of December 14, 2021 (together with all schedules and exhibits thereto, the “Merger Agreement”), by and among CMC Materials, Inc., a Delaware corporation (the “Company”), Entegris, and Yosemite Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Entegris (“Merger Sub”), pursuant to which (i) Merger Sub merged with and into the Company (the “Merger”) (the time the Merger became effective, the “Effective Time”), (ii) by virtue of the Merger, at the Effective Time, the separate existence of Merger Sub ceased and the Company continued as the surviving corporation in the Merger (the “Surviving Corporation”), and (iii) each share of Company Common Stock (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time was converted into the right to receive $133.00 in cash, without interest, and 0.4506 of a share of Entegris common stock (such awards, the “Converted Awards”).

Notwithstanding any provision of the Plan to the contrary, no Awards shall be granted under the Plan on or following the Effective Time.

2.	The definitions of “Committee”, “Company” and “Stock” are hereby amended and replaced as follows:

“Committee” means the Management Development & Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Management Development & Compensation Committee or subcommittee thereof exists, the Board.

“Company” means, prior to the Effective Time, CMC Materials, Inc., a Delaware corporation, and following the Effective Time, Entegris, Inc., a Delaware corporation, or any successor thereto.

“Stock” means, prior to the Effective Time, the shares of the Company’s common stock, par value $0.001 per share, and following the Effective Time, the shares of the shares of the Company’s Common Stock, $0.01 par value per share.

3.	Except as amended hereby, the Plan shall remain in full effect.